Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: January 13, 2022

The following interview appeared in IPO Edge on January 13, 2022:

Title: Gett CEO Dave Waiser on Shaking Up the Future of Corporate Ground Transportation

1.	Over 10 years you have evolved Gett from a country-specific ride hailing company into the global market leader in corporate ground transportation management. Can you walk us through that journey and explain your unique market positioning?

Our focus at Gett is to be the industry standard in corporate spend management for ground transportation. Over the past decade, we emerged and grew into a leader in the ride-hailing industry in Israel and the United Kingdom, accumulating unique insight as a major provider of transportation for corporations. This has been integral in forging an entirely new, even more exciting business model, and establishing category leadership. We were able to experience how much was broken in this fragmented market, and then go about fixing the outdated, inefficient market that is well overdue for disruption.

Today, there are two key aspects to our business: 1) our global marketplace of aggregated ground transportation vendors, from traditional ride-hailers to regulated taxis to executive limos; and 2) our cloud-platform for corporations to comprehensively manage and optimize all their spend on ground transportation.

We’ve drawn from our experience to become the category leader at vendor aggregation – specifically, our history is what informed us with the data and strategy to pivot our focus to the underserved, fragmented B2B ground transportation management (GTM) market, where we now provide access to over 2,000 partner fleets and 3.2 million cars on a market-leading ground transportation marketplace.

Equally important to our value proposition is Gett’s category defining cloud-platform that enables companies to manage their entire ground transportation spend across multiple geographies. Working with over a quarter of Fortune 500 companies, Gett aggregates all transportation vendors on a single platform and helps companies optimize the best transportation options – stratifying by geography, price, speed, compliance, environmental impacts and more, all while making the important considerations that reduce their spend overall.

2.	Gett is essentially an enterprise software platform that offers both access to a ground transportation marketplace as well as tools to manage the corporate spend on that mode of travel for employees. What do investors need to understand about this rather unique business model?

Gett is leading and reshaping the GTM category by helping corporations reduce their ground transportation spend by an average of 25% and up to 49%, primarily by minimizing unmanaged spend. Every company out there has shadow costs and we believe we know how to fix it. For a sector where spend is estimated to exceed $100 billion per year worldwide, that adds up to significant savings for companies, large and small. It is important to note that behind optimized spend there are optimized miles as well. Personally, I am very excited to provide the opportunity to our customers to make the right choices and improve their ESG profile.

Similar to telephonic and internet grids, Gett aspires to become the industry standard in corporate ground transportation.

Through Gett’s platform rather than a traditional fleet operator, a client can aggregate and access all of the transportation options in their city and across multiple geographies – from taxis and limos to corporate fleets of cars and ride-hailing brands – from a single app in convenient currency and language. Gett’s platform helps optimize a client’s spend while simultaneously ensuring corporate safety protocols. By using Gett’s platform, corporate operations teams will be able to gain a better understanding of what their spend will look like by seeing all of their options in one place, as opposed to the fragmented, antiquated systems they’ve been forced to manage for years.

3.	What are the biggest challenges with corporate ground transportation, and how does Gett help to solve them?

It’s clear that the COVID-19 pandemic had a major impact on travel at large, including corporate travel and ground transportation. While the pandemic reduced volumes industry-wide, it also accelerated a shift to B2B transportation reflecting an evolved landscape that prioritizes the realities of our world now.

When considering what’s best for their ground transportation needs, organizations now need to think of other factors. The pandemic has shown that many companies can lean into a remote-first work environment, greatly affecting the need for large and more dispersed ground transportation spend. Furthermore, the pandemic has highlighted how important it is for companies to both enable and engage their remote employees in a safe manner by leveraging software tools that remove unnecessary bureaucracy. In doing so, services like transportation can be viewed more as a perk for employees while also highlighting the environmental savings that software tools like Gett make possible. Notably, a shortage in drivers industry-wide made it impossible for a single provider to deliver a consistent quality of service, so companies needed to utilize a multitude of options more than ever, in order to meet their existing demand. As things evolve, we expect that this shortage will abate; however, we believe the transformation of how companies manage employee travel and spend will only continue to accelerate.

What has become even more evident is that certain ground transportation vendors have strengths in certain geographical markets – it is rare to find the same vendor boasting equal amounts of ride capacity and quality of service in every single market. Again, growing a physical fleet business worldwide is extremely difficult. It is often very burdensome for companies to track themselves, so they can rely on a specialist like Gett to apply its industry-insider knowledge and expertise to identify the best options in each market the company may need rides.

All of these new realities require businesses to rethink their approach to GTM, which includes modernization of their infrastructure to more effectively support, track, and manage the use of multiple vendors. This helps provide more predictable and reliable pick-up times as well as overall geographical coverage, while emphasizing a cost-effective and safe riding experience. We believe that there is no better time to assess the fit for what companies need for their ground transportation, and the demand for our platform is evidence of that.

4.	You have spoken recently about your planned expansion into the U.S. and other regional markets worldwide. What is Gett’s growth strategy?

Our growth strategy is about continuing expansion into new geographic regions, based on the territories that our clients are already operating in. Just last month we announced the exciting milestone that we now aggregate over 2,000 fleet-partners around the world – doubling our number of partners in 2020. This complements the steadily increasing demand from corporate clients, who are looking for the largest spread in ground transportation options around the world.

As our enterprise clients continue to utilize and find value in our platform, our geographic growth is directed towards providing ground transportation in the key markets where they operate – not just where they are headquartered. We’re expanding into more regional markets worldwide by onboarding many more partners to expand the “transportation grid”, ensuring we can help our clients across more of their own territories. Just like a power grid, we see the transportation grid as something that companies can, and should, be able to plug into as a way to access resources on demand. This allows businesses to lift the limitations they’re facing with other ground transportation providers, through an easily accessible, more ubiquitous, and inherently more intuitive platform.

We believe that we’re not just a super app for all ride-hailing options in their particular city. What sets Gett apart is our ability to track and manage a company’s corporate travel spend across all ground travel options, while working to reduce the costs of a multibillion-dollar industry.

5.	How will becoming a public company help Gett competitively?

Going public now comes at the perfect time to capitalize on the massive market opportunity of ground transportation management. When our business combination with Rosecliff Acquisition Corp I (RCLF) closes, we will be one of the first public companies working in corporate ground transportation, setting ourselves as a leader in the industry. This sector is one in which we believe there is tremendous potential, and by reaching public markets, we will be better able to demonstrate our first-mover position and asset-light approach to an expanding geographic footprint. With global corporate ground transportation management forecasted to grow at 18% CAGR through 2025, we also believe that going public offers us the catalyst, and right currency, to drive fast and steady growth over the next few years.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving GT Gettaxi Limited (“Gett”) and Rosecliff Acquisition Corp. I (“Rosecliff”). All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.